UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _____________
Commission file number 001-16129
A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
Fluor Corporation Employees’ Savings Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FLUOR CORPORATION
6700 Las Colinas Boulevard
Irving, Texas 75039

Audited Financial Statements
and Supplemental Schedules
Fluor Corporation Employees’
Savings Investment Plan

As of December 31, 2019 and 2018 and for the Year Ended
December 31, 2019
With Report of Independent Registered Public Accounting Firm

Fluor Corporation Employees’
Savings Investment Plan

Index to Audited Financial Statements
and Supplemental Schedules

Page

Report of Independent Registered Public Accounting Firm.................	1

Audited Financial Statements

Statements of Net Assets Available for Benefits
as of December 31, 2019 and 2018…...........…...………………….	3

Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2019……………………………..	4

Notes to Financial Statements…………….....…...........…………......	5

Supplemental Schedules
Schedule

Schedule H; Line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2019……………….…………………………..	I

Schedule H; Line 4a – Schedule of Delinquent Participant
Contributions for the year ended December 31, 2019….....…....…..	II

Report of Independent Registered Public Accounting Firm
To the U.S. Benefits Committee, the Plan Participants and the Plan Administrator of Fluor Corporation Employees’ Savings Investment Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Fluor Corporation Employees’ Savings Investment Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules
The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2019 and delinquent participant contributions for the year ended December 31, 2019, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules are the responsibility of the Plan’s management. Our

        1

audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1973.

Dallas, Texas
June 19, 2020

        2

Fluor Corporation Employees’ Savings Investment Plan
Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
	(In thousands)
Assets:
Investments in Fluor Corporation Master Retirement Trust	$3,338,751	$3,038,127
Receivables:
Employer contribution	–	25,678
Notes receivable from participants	22,360	24,918
Total receivables	22,360	50,596
Total assets	3,361,111	3,088,723

Liabilities:
Accrued expenses	188	152
Net assets available for benefits	$3,360,923	$3,088,571

See accompanying notes.

3

Fluor Corporation Employees’ Savings Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2019
(In Thousands)

Additions (deductions) in net assets:
Contributions:
Participants	$72,038
Company	34,349
Rollovers	4,536
Total contributions	110,923

Net investment income:
Share in net investment income of Fluor Corporation Master Retirement Trust	506,482

Interest income on notes receivable from participants	1,059

Benefits, terminations and withdrawals	(345,518)
Administrative expenses	(2,435)
Asset transfers from TRS 401(k) Retirement Plan	628
Asset transfers from Fluor Federal Solutions, LLC 401(k) Plan	1,213
Net increase in net assets available for benefits	272,352

Net assets available for benefits:
Beginning of year	3,088,571
End of year	$3,360,923

See accompanying notes.

4

Fluor Corporation Employees’ Savings Investment Plan
Notes to Financial Statements
December 31, 2019

1. Description of the Plan
The Fluor Corporation Employees’ Savings Investment Plan (the Plan) is a defined contribution plan sponsored by Fluor Corporation (Fluor or the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). An Employee Stock Ownership Plan (ESOP) was established in 2014 as a component of the Plan, designed to invest primarily in Fluor stock. All of the investments in the Fluor Corporation Common Stock fund (with the exception of certain current year company contributions and a cash component) made on behalf of certain eligible participants will be held by the ESOP. The ESOP permits participants to elect to receive dividends in cash or reinvest them into the Fluor Corporation Common Stock fund.
The following provides only general information about the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is managed by Fluor’s Global Benefits, Administrative and Retirement Plan Investment Committees (collectively, the Committees). The Global Benefits Committee is responsible for plan design, funding strategies (including corporate contributions) and other corporate oversight functions. The Administrative Committee interprets the Plan’s documents and administers the Plan on behalf of participants. The Retirement Plan Investment Committee establishes investment policies and objectives, including the investment portfolio diversification and risk concentration guidelines, and monitors investment activity and ongoing investment performance. The Retirement Plan Investment Committee may appoint professional investment managers to manage the investment accounts of the Fluor Corporation Master Retirement Trust (the Master Trust) in accordance with ERISA requirements and its own guidelines. Effective January 1, 2020, the Administrative and Retirement Plan Investment Committees merged to form the U.S. Benefits Committee.
The Master Trust Agreement requires that The Northern Trust Company (the Trustee), either directly or indirectly, hold the Plan’s assets in a master trust and administer and distribute those assets in accordance with the Plan and the instructions of the Committees or their designees.
Eligibility, Contributions and Vesting
Certain employees of Fluor and certain of its subsidiaries are eligible to participate in the Plan and may begin making contributions to the Plan as soon as administratively feasible following their first day of employment. If a terminated employee is re-employed by the Company or certain subsidiaries, such employee is immediately eligible to participate in the Plan upon re-employment, provided such person was an eligible employee at the date of termination.
Participants may elect to contribute an amount ranging from 1% of their compensation, as defined, to a maximum percentage determined by the Global Benefits Committee, subject to Internal Revenue Service (IRS) limits. The maximum contribution percentage is 50%. Participants who have attained age fifty before the end of the Plan year are eligible to make catch-up contributions. Participants may make contributions as either pre-tax contributions, post-tax (Roth) contributions or a combination of both.
Participants may change their contribution percentages at their own discretion. Such contribution percentage changes shall become effective as soon as administratively possible following receipt of the change request by the recordkeeper.

5

Fluor Corporation Employees’ Savings Investment Plan
Notes to Financial Statements (continued)

Company matching contributions made to the Plan are in accordance with the “safe harbor” requirements of Sections 401(k)(12) and 401(m)(11) of the Internal Revenue Code (the Code). For each participant who has completed one year of service, the Company’s matching contribution is equal to 100% of the participant’s contribution to the Plan, limited to 5% of the participant’s eligible compensation. The Company’s matching contributions are invested in the same funds as the participant contributions and may be subsequently transferred to other funds. Participants are fully vested at all times in participant and Company matching contributions and earnings thereon.
The Company may annually make an additional contribution (Company Contribution) for participants who have completed one year of service. No minimum contribution by the Company to the Plan is required in any Plan year. The Company Contribution is determined at the discretion of the Global Benefits Committee and may not exceed 15% of the aggregate eligible compensation of the participants, as defined in the Plan.
The Company did not make a Company Contribution for salaried participants for 2019. Company Contributions for salaried participants for 2018 were determined based on the participant’s total years of service with the Company as follows:

Total Years of Service on	2018 Company Contribution
Last Day of Plan Year	(% of Compensation)
1-9	2%
10-19	3%
20-29	4%
30 or more	5%
The Company did not make a Company Contribution for craft hourly employees for 2019. Company Contributions for craft hourly employees for 2018 were determined based on the participant’s total years of service with the Company as follows:

Total Years of Service on Last Day of Plan Year	2018 Company Contribution (% of Compensation)
1-9	1%
10 or more	2%
Participants vest in the annual Company Contribution based on length of service, as defined by the Plan. The Company may decide to make future Company Contributions in an amount ratably reduced or increased from the amount determined in the tables above.
The non-vested portion of terminated participant accounts is available to reduce Fluor contributions to the Plan or to pay expenses of administering the Plan, at the discretion of the U.S. Benefits Committee (formerly, the Administrative Committee). Participants who terminate service by reason of retirement, death or permanent and total disability become fully vested upon termination of service.

6

Fluor Corporation Employees’ Savings Investment Plan
Notes to Financial Statements (continued)

Benefits, Terminations and Withdrawals
Upon total and permanent disability, death or retirement, participants are eligible to receive a distribution of the full value of their accounts. If employment ends for other reasons, participants are eligible to receive a distribution of their vested account balance. Distributions are made in lump-sum amounts, and participants invested in Fluor Corporation common stock may request Fluor Corporation common stock valued at current market value in lieu of or in combination with cash. If the account balance is $1,000 or less, a distribution will be made in a lump sum following the end of employment unless the participant elects a direct rollover of such account balance. If the amount to be distributed exceeds $1,000 and the participant does not request a distribution, the participant’s account shall remain in the Plan and may be withdrawn or distributed at the participant’s request or as minimum required distributions beginning when the participant attains age 70½ (or age 72 for participants who reach age 70½ in 2020 or later). When a participant dies, the entire amount in the participant’s account is allocated to the participant’s beneficiaries, as described in the Plan document. Under certain hardship conditions, as defined in the Plan document, participants may elect to withdraw a portion of their account balance at any time during the Plan year. Additionally, participants who have reached age 59½ have the option of withdrawing all or part of their vested account balance at any time.
Notes Receivable from Participants
The Plan allows participants to borrow up to one-half of their account balance. In no event can the borrowing amount be for less than $1,000, nor can it exceed $50,000, reduced by the participant’s highest borrowing balance in the previous 12 months. Such borrowings are evidenced by promissory notes, bear interest as defined in the Plan document and are payable through payroll deductions or monthly installments if the employee is on unpaid leave of absence or terminated from service. The maximum length of each promissory note is 15 years for a primary residence note or five years for all other notes. Participants are allowed to have only one promissory note outstanding at any time.
Income Tax Status
The Plan has received a determination letter from the IRS dated September 23, 2015, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from federal income taxes. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The U.S. Benefits Committee (formerly, the Administrative Committee) believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7

Fluor Corporation Employees’ Savings Investment Plan
Notes to Financial Statements (continued)

Participant Accounts
An individual account is maintained for each participant in each designated fund. Participant designated funds consist of the Target Date, Stable Value, Total Bond Index, Diversified Bond, S&P 500 Index, Large Cap Equity, Small/Mid Cap Equity, Non-U.S. Equity, Non-U.S. Equity Index, Small/Mid Cap Equity Index, Real Return and Fluor Corporation Common Stock funds and a Self-Directed Brokerage Account (SDBA). The asset allocations of these designated funds comprise various debt and equity securities as disclosed in Notes 3 and 5. Each account is adjusted daily for contributions or withdrawals and net investment income or loss allocated to the individual participants in each fund. If no funds are selected by the participant, then the contributions are designated to the appropriate Target Date funds based on participant age. Contributions into the Target Date funds may be subsequently allocated to other funds at the discretion of the participant. Participants are allowed to transfer a portion or all of the balance in their accounts from one investment fund to any other investment fund on a daily basis. However, participants can make transfers into the Fluor Corporation Common Stock, Large Cap Equity, Small/Mid Cap Equity, Small/Mid Cap Equity Index, S&P 500 Index, Non-U.S. Equity, Non-U.S. Equity Index or Real Return funds only once per calendar month. Participants are limited in the amount they can invest in the Fluor Common Stock fund to 20% of their total account balance. Effective July 13, 2018, participants are limited to a maximum of three trades per 30 days, with the ability to always move to the Stable Value fund.
Rollover Contributions
Participants may contribute distributions into the Plan that were received from previous employers’ qualified retirement plans (rollover contributions). Participants are fully vested at all times in rollover contributions and the earnings thereon.
Asset Transfers from TRS 401(k) Retirement Plan
If a participant of the TRS 401(k) Retirement Plan (the TRS Plan), a defined contribution plan sponsored by a wholly owned subsidiary of Fluor, becomes eligible for participation in the Plan, the participant may transfer their TRS Plan balance to the Plan. If the participant does not elect to do so, the balance will be automatically transferred from the TRS Plan to the Plan as soon as administratively feasible.
Asset Transfers from Fluor Federal Solutions, LLC 401(k) Plan
Effective July 1, 2019, the Plan was amended to allow active employees the ability to directly transfer assets into the Plan from another plan that meets the applicable requirements of Sections 401(a) and 403(a) of the Code. On July 31, 2019, certain assets from the Fluor Federal Solutions, LLC 401(k) Plan (the FFS Plan) sponsored by Fluor Federal Solutions, LLC (FFS), a wholly-owned Fluor subsidiary, were transferred into the Plan for the benefit of active employees who were formerly employed by FFS and had an account balance under the FFS Plan.
Plan Termination
While the Company has not expressed any intent to terminate the Plan, it has the right to do so at any time. In the event of plan termination, participants will become 100% vested in their accounts.

8

Fluor Corporation Employees’ Savings Investment Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies
Investments
The Plan’s investments are commingled with the investments of various other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates in the Master Trust, which in turn invests in the Fluor DC Investments (as later defined). The Plan’s investments are stated at fair value as follows:
Corporate equity securities are valued based on the last trade or official close of an active market or exchange on the last business day of the Plan year. U.S. government securities, held as securities lending collateral, and obligation to return collateral are valued based on pricing models, which are determined from a compilation of primarily observable market information, broker quotes in non-active markets or similar assets. Securities not traded on the last business day are valued at the last reported bid price. The estimated fair value of the investments in the common or collective trusts represents the underlying net asset value of the shares or units of such funds as determined by the issuer.
The SDBA is provided for participants who want more investment choices than the core options offered by the Plan. Through the SDBA, participants have access to a wide range of mutual funds. As of December 31, 2019 and 2018, the investment holdings of the participants via the SDBA included a large variety of mutual funds valued at fair value, which represents the net asset value of the shares of such funds as of the close of business at the end of the period.
Investments in the Stable Value Fund (Note 4) consist of fully benefit-responsive synthetic guaranteed investment contracts (synthetic GICs) and a common or collective trust short-term investment fund. Synthetic GICs, which are reported at contract value, are comprised of an underlying asset and a “wrapper” contract. A guaranteed investment contract is an insurance contract that guarantees its owner principal repayment and a stated rate of interest for a predetermined period of time. Wrapper contracts essentially modify the investment characteristics of underlying securities to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract value. Contract value represents contributions made, plus interest earned, less withdrawals. Benefit-responsive distributions are generally defined as withdrawals due to a participant’s retirement, disability, death or participant-directed transfers, in accordance with the terms of the Plan.
Net investment income (loss) of the Master Trust is allocated daily to the Plan based on the ratio of the Plan’s investment in the Master Trust to the total value of the related Master Trust investments as of the beginning of the day.
Purchases and sales of investments are recorded on the trade date. Net appreciation and depreciation includes the gains and losses on investments bought and sold as well as held during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

9

Fluor Corporation Employees’ Savings Investment Plan
Notes to Financial Statements (continued)

Risks and Uncertainties
The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The Master Trust’s concentrations of credit risk are dictated by the Plan’s provisions, as well as those of ERISA and participants’ investment preferences (Note 1). The Stable Value Fund (Note 4) primarily invests in contracts of financial institutions with at least “A” credit ratings. The Master Trust’s exposure to credit risk on the wrapper contracts is limited to the value of the contracts with each financial institution. The U.S. Benefits Committee (formerly, the Retirement Plan Investment Committee) believes that no significant concentrations of credit risk exist within any investment option at December 31, 2019 or 2018, except as disclosed in Note 5.
On March 11, 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) a pandemic. As a result of this pandemic, there has been substantial volatility in the global financial markets. The value of the investments of the Plan is likely to be impacted by this event.
Contributions
Participant contributions are recorded when the Company makes payroll deductions from the participant’s compensation. Company matching contributions, if any, are recorded at the same time as the participant contribution. Contributions are funded to the Plan following the payroll payment date.
The Company Contribution is recorded at the end of the Plan year and is paid by Fluor in the following year. The contribution may be made in cash or by transfer of certain other assets held by Fluor. Non-vested forfeitures were approximately $832,000 and $2,203,000 at December 31, 2019 and 2018, respectively.
Benefits, Terminations and Withdrawals
Benefits, terminations and withdrawals are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned and credited to the participant’s account. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make note repayments and Plan management deems the participant note to be a distribution, the participant note balance is reduced and a benefit payment is recorded.

10

Fluor Corporation Employees’ Savings Investment Plan
Notes to Financial Statements (continued)

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Although such estimates are based on management’s most recent assessment of the underlying facts and circumstances utilizing the most current information available, actual results could differ from those estimates.
Recent Accounting Pronouncements
New accounting pronouncements implemented by the Plan during 2019 are discussed below.
In 2019, the Plan adopted Accounting Standards Update (ASU) 2018-09, "Codification Improvements" which among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for the net asset value per share practical expedient in accordance with ASC 820, "Fair Value Measurement". ASU 2018-09 is effective for annual reporting periods beginning after December 15, 2018, with early adoption permitted. The adoption of this ASU, applied prospectively, did not have any impact on the Plan’s net assets or changes in net assets.
New accounting pronouncements requiring implementation in future periods are discussed below.
In August 2018, the Financial Accounting Standards Board (FASB) issued ASU 2018-13, “Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement.” This ASU amends ASC 820 to add, remove and modify certain disclosure requirements for fair value measurements. ASU 2018-13 is effective for annual reporting periods beginning after December 15, 2019, with early adoption permitted. Management does not expect the adoption of ASU 2018-13 to have any impact on the Plan’s net assets or changes in net assets.
Subsequent Events
As discussed under "Risks and Uncertainties" above, the World Health Organization declared the outbreak of COVID-19 a global pandemic in March 2020. The spread of COVID-19 has created a global public health crisis that has resulted in unprecedented uncertainty, volatility and disruption in the global financial markets. While the future effects on the Plan cannot be reasonably estimated at this time, the value of the investments of the Plan is likely to be impacted.
Effective March 27, 2020, the Plan adopted changes to certain distributions and loans as a result of the Coronavirus Aid, Relief and Economic Security Act (the Cares Act). These changes included the following:

1.	Suspending minimum required distributions for 2020;

2.	Allowing participants to borrow up to 100% of their vested account balances, or $100,000, whichever is less, during the period from March 27, 2020 through September 27, 2020;

11

Fluor Corporation Employees’ Savings Investment Plan
Notes to Financial Statements (continued)

3.	Allowing participants to delay repayment of new or existing loans and extending the final payment date for up to one year for loan repayments outstanding on March 27, 2020 through December 31, 2020;

4.
Allowing eligible participants to withdraw up to $100,000 from their vested account balances between March 27, 2020 and December 31, 2020, without having to pay a 10% penalty if they are under the age of 59½.

Effective May 1, 2020, as a result of the inability of Fluor Corporation to timely file its annual report on Form 10‑K with the Securities and Exchange Commission, the Plan suspended the ability of its participants to acquire additional interests in the Fluor Corporation Common Stock fund under the Plan. New contributions that would otherwise have been invested in the Fluor Corporation Common Stock fund will be automatically redirected to the applicable Target Date fund until the participant directs such contributions into another investment fund. This suspension will end as soon as reasonably practicable after Fluor becomes current with its financial reporting obligations. This suspension does not affect the sale or other disposition of investments in the Fluor Corporation Common Stock fund.
Plan management has evaluated all other material events occurring subsequent to the date of the financial statements up to the date this annual report is filed on Form 11-K.
3. Master Trust
Investments
The Master Trust – Fluor manages the investments of the Plan and the TRS Plan (collectively, the Fluor DC Investments). The Fluor DC Investments are presented as a single master trust investment account because all the investments are participant-directed. The investments held by the Master Trust are valued at fair value and contract value as described in Note 2.
The Plan’s investments consist of its proportionate share of the net assets in the Fluor DC Investments held by the Master Trust, which approximated 99% of the Fluor DC Investments as of both December 31, 2019 and 2018.

12

Fluor Corporation Employees’ Savings Investment Plan
Notes to Financial Statements (continued)

Assets
The net assets of the Fluor DC Investments and the amounts held by the Plan as of December 31 were as follows:

	Fluor Corporation DC Investments		Plan's Interest in Fluor Corporation DC Investments
	2019	2018	2019	2018
	(In thousands)		(In thousands)
Assets:
Securities lending arrangements:
Corporate U.S. equity securities	$16,183	$28,920	$16,062	$28,723
Securities lending collateral - Non-cash	16,508	29,475	16,385	29,274
Common or collective trusts:
Target Date funds	1,050,152	951,226	1,036,498	939,547
U.S. equities	791,261	639,056	786,327	635,292
Non-U.S. equities	58,532	57,303	58,174	56,942
Debt securities	256,940	182,121	255,535	181,244
Short-term investment fund	44,376	63,520	43,969	63,131
Corporate equity securities:
Fluor Corporation	58,524	79,309	58,165	78,693
Other equities	378,413	327,287	375,622	324,980
Investment income receivable	542	609	538	606
Due from broker for securities purchased	108	66	107	65
Self-directed brokerage accounts - mutual funds	148,526	136,035	147,263	134,156
TOTAL ASSETS	2,820,065	2,494,927	2,794,645	2,472,653

Liabilities:
Accrued expenses	(1,707)	(1,799)	(1,692)	(1,785)
Due to brokers for securities purchased	(799)	(59)	(793)	(58)
Obligation to return collateral - Non-cash	(16,508)	(29,475)	(16,385)	(29,274)
TOTAL LIABILITIES	(19,014)	(31,333)	(18,870)	(31,117)

Net assets of the Fluor DC Investments - at fair value	2,801,051	2,463,594	2,775,775	2,441,536
Synthetic GIC - at contract value	565,262	598,686	562,976	596,591
Net assets of the Fluor DC Investments	$3,366,313	$3,062,280	$3,338,751	$3,038,127

The Target Date funds presented in the table above are common or collective trust funds for which the investment asset allocations are based on a target maturity date. These funds hold a mix of broad-market stock, bond and real estate index funds designed to gradually become more conservative as the target year in which the participants expect to access their funds approaches. Upon reaching the target year, the maturing fund is combined with another fund (the Target Date Retirement Fund), which is designed to provide those participants who are in retirement and withdrawing money a lower-risk investment vehicle to maintain liquidity and maximize returns over the participants’

13

Fluor Corporation Employees’ Savings Investment Plan
Notes to Financial Statements (continued)

remaining life expectancies. Participant-directed redemptions out of the Target Date funds can occur on a daily basis; redemptions directed by the plan sponsor require a 30 day notification period.
The Master Trust has a security lending program with the Trustee whereby the Trustee is authorized to lend securities owned by the Master Trust (other than Fluor common stock and securities excluded from lending from time to time by the Master Trust) to a select number of qualified borrowers (generally national and international brokerage firms). Pursuant to the agreement, security borrowers are authorized to use borrowed securities to settle trades and are obligated to return the securities to the Master Trust. All borrowed securities are secured by collateral held by the Trustee, which has a fair value of no less than 102% of the fair market value of the borrowed securities at all times. The collateral comprised U.S. government securities of approximately $17 million and $29 million as of December 31, 2019 and 2018, respectively. The maturity of the U.S. government securities and obligation to return collateral is three months or less.
The Master Trust maintains full ownership rights to the securities loaned and accordingly, classifies loaned securities as investments. Because the securities received as collateral may be repledged or sold, the Master Trust recognizes the amount of collateral received and a corresponding obligation to return such collateral on the statement of net assets. The fair value of securities on loan was approximately $16 million and $29 million as of December 31, 2019 and 2018, respectively. The Master Trust is fully indemnified by the Trustee against any losses incurred as a result of borrower default. Net securities lending income for the Fluor DC Investments of approximately $37,000 was earned under the lending agreement during the year ended December 31, 2019.
Net Investment Income
Net investment income for the Fluor DC Investments for the year ended December 31, 2019, is as follows:

Fluor DC Investments
(In Thousands)
Net appreciation in fair value of investments	$487,817
Interest on synthetic GICs	17,656
Securities lending income	49
Interest	79
Dividends	9,893
Securities lending expenses	(12)
Investment management and administrative expenses	(4,473)
Other	113
Total net investment income	$511,122

4. Stable Value Fund (Synthetic GICs)
The Plan’s investment in the Master Trust through its investment in the Fluor DC Investments included amounts in the Stable Value Fund, which was established for the investment of the assets of the two participating plans. Each

14

Fluor Corporation Employees’ Savings Investment Plan
Notes to Financial Statements (continued)

participating plan has an undivided interest in the Stable Value Fund. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating plans on a daily basis.
Investment income, net of expenses, of the Stable Value Fund totaled $16 million for the year ended December 31, 2019.
The Stable Value Fund enters into synthetic GICs in which the contract holder participates in asset and liability risks. In the case of a full liquidation event, the issuer is responsible for covering any amount by which the contract value exceeds the fair value of the underlying portfolio. Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. To the extent that an issuer has failed to meet the terms of a contract, synthetic GICs would then also bear the risk of default or the lack of liquidity of the underlying portfolio assets.
The primary variables impacting the future crediting rates of the synthetic GICs are driven by the performance of the underlying assets. The synthetic GICs are designed to reset its respective crediting rate on a quarterly basis and cannot credit an interest rate that is less than 0%. The crediting rate of the synthetic GICs tracks current market yields on a trailing basis. The rate reset allows the synthetic GICs to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.
There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer at contract value. Each contract issuer specifies the events that may trigger a market value adjustment to be applied to the contract value; such events may include material amendments to the Stable Value Fund’s structure or administration; changes to the participating plans’ competing investment options, including the elimination of equity wash provisions; complete or partial termination of the Stable Value Fund, including a merger with another fund; the failure of the Stable Value Fund to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Stable Value Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program); the closing or sale of a subsidiary, employing unit or affiliate; the bankruptcy or insolvency of a plan sponsor; the merger of the plan with another plan or the plan sponsor’s establishment of another tax-qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position or accounting requirement applicable to the Stable Value Fund or participating plans; and the delivery of any communication to plan participants designed to influence a participant not to invest in the Stable Value Fund. At this time, Plan management does not believe that the occurrence of any such market value event that would limit the Stable Value Fund’s ability to transact at contract value with participants is probable.
Direct transfers from the Stable Value Fund to the SDBA are prohibited and any amount transferred from the Stable Value Fund to any of the other investment options available under the Plan may not be subsequently transferred to the SDBA for a period of 90 calendar days from the initial date of transfer out of the Stable Value Fund.
5. Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active

15

Fluor Corporation Employees’ Savings Investment Plan
Notes to Financial Statements (continued)

markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under Accounting Standards Codification (ASC) 820, "Fair Value Measurements" are described as follows:

•	Level 1 — quoted prices in active markets for identical assets and liabilities

•	Level 2 — inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly

•	Level 3 — unobservable inputs

The following table presents, for each of the fair value hierarchy levels required under ASC 820, the Fluor DC Investments’ assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2019 and 2018.

16

Fluor Corporation Employees’ Savings Investment Plan
Notes to Financial Statements (continued)

	December 31, 2019				December 31, 2018
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Securities lending collateral - non-cash	$—	$16,508	$—	$16,508	$—	$29,475	$—	$29,475
Common or collective trusts:(3)
Target date fund	—	1,050,152		1,050,152	—	—	—	—
U.S. equities	—	124,182		124,182	—	—	—	—
Non-U.S. equities	—	58,532		58,532	—	—	—	—
Debt securities	—	113,873		113,873	—	—	—	—
Short-term investment fund	—	44,376		44,376	—	—	—	—
Corporate equity securities:
Fluor Corporation	58,524	—	—	58,524	79,309	—	—	79,309
Other equities (1)	394,596	—	—	394,596	356,207	—	—	356,207
Self-directed brokerage accounts - mutual funds	148,526	—	—	148,526	136,035	—	—	136,035
Liabilities:
Obligation to return collateral - non-cash	—	(16,508)	—	(16,508)	—	(29,475)	—	(29,475)
Total assets in the fair value hierarchy	601,646	1,391,115	—	1,992,761	571,551	—	—	571,551
Investments measured at net asset value (2) (3) (4)
CCTs — Target date fund	—	—	—	—	—	—	—	951,226
CCTs — U.S. equities	—	—	—	667,079	—	—	—	639,056
CCTs — Non-U.S. equities	—	—	—	—	—	—	—	57,303
CCTs — Debt securities	—	—	—	143,067	—	—	—	182,121
CCTs — Short-term investment fund	—	—	—	—	—	—	—	63,520
Assets not measured at fair value, net (4)	—	—	—	563,406	—	—	—	597,503
Total Master Trust assets, net	$601,646	$1,391,115	$—	$3,366,313	$571,551	$—	$—	$3,062,280

(1) Amounts include securities on loan under the security lending program discussed in Note 3 above.
(2) Investments measured at net asset value consist primarily of common or collective trusts (CCTs). In accordance with Subtopic 820-10, investments that were measured at net asset value per share (or its equivalent) in 2018 were not classified in the fair value hierarchy.

(3) The plan adopted ASU 2018-09 during 2019 and reassessed the fair value classification of its investments in CCTs, which are measured at net asset value. As a result, in 2019, certain CCTs were assessed to have readily determinable fair values and classified in the fair value hierarchy and others were assessed to have practical expedience and not included in the fair value hierarchy.

(4) The amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in net assets of the Fluor DC Investments in Note 3 above.

6. Related Party and Party-In-Interest Transactions
Certain Plan investments in the common or collective trust accounts are managed by Northern Trust Investments, Inc., an affiliate of The Northern Trust Company (Trustee) and BlackRock (an investment manager), both of whom have a fiduciary responsibility to the Plan. Additionally, a portion of the Plan’s assets are invested in BlackRock common or collective trusts and Fluor Corporation common stock. Because Fluor is the Plan sponsor, transactions involving Fluor Corporation common stock qualify as party-in-interest transactions. Master Trust holdings for

17

Fluor Corporation Employees’ Savings Investment Plan
Notes to Financial Statements (continued)

BlackRock, the Trustee and Fluor Corporation common stock amounted to approximately $1.1 billion, $820 million and $59 million, respectively, as of December 31, 2019. Master Trust holdings for BlackRock, the Trustee and Fluor Corporation common stock amounted to approximately $951 million, $633 million and $79 million, respectively, as of December 31, 2018. All of the party-in-interest transactions noted above are exempt from the prohibited transaction rules.
Investments managed by BlackRock represented 31% of the Fluor DC Investments as of December 31, 2019 and 2018. Investments managed by the Trustee represented 24% and 21% of the Fluor DC Investments as of December 31, 2019 and 2018, respectively. Investments in Fluor Corporation common stock represented 2% and 3% of the Fluor DC Investments as of December 31, 2019 and 2018, respectively.
7. Differences between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2019	2018
	(In Thousands)
Net assets available for benefits per the financial statements	$3,360,923	$3,088,571
Less: Benefits payable	(2,625)	(570)
Net assets available for benefits per the Form 5500	$3,358,298	$3,088,001

The following is a reconciliation of benefits, terminations and withdrawals per the financial statements to the Form 5500 for the year ended December 31:

2019
(In Thousands)

Benefits, terminations and withdrawals per the financial statements	$345,518
Add: Benefits payable at end of year	2,625
Less: Benefits payable at beginning of year	(570)
Benefits, terminations and withdrawals to participants per the Form 5500	$347,573
Benefits payable are recorded on the Form 5500 for payments to participants who requested payment prior to December 31, 2019, but had not been paid as of that date.

18

Supplemental Schedules

Schedule I
Fluor Corporation Employees’ Savings Investment Plan
Schedule H; Line 4i – Schedule of Assets (Held at End of Year)
EIN: 33-0927079
Plan: 002
December 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Notes receivable from participants	Interest rates ranging from 3.25% to 8.25%, with varying maturities	–	$22,359,532

*Party-in-interest investment that is not a “prohibited investment” under the Employee Retirement Income Security Act of 1974.

Schedule II
Fluor Corporation Employees’ Savings Investment Plan
Schedule H; Line 4a – Schedule of Delinquent Participant Contributions
EIN: 33-0927079
Plan: 002
For the year ended December 31, 2019

Participant Contributions Transferred Late to Plan	Total that Constitute Non-exempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002–51
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

$75,112	$—	$ 75,112(1)	$—	$—

(1) Represents delinquent participant contributions and loan repayments from various 2019 pay periods. The Company has transmitted all lost earnings to the Plan and intends to file the required Form 5330 as soon as administratively practicable, but no later than the required filing date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the U.S. Benefits Committee of the Fluor Corporation Employees' Savings Investment Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 19, 2020

Fluor Corporation Employees' Savings Investment Plan

By: /s/ Stacy Dillow
Stacy Dillow
Chief Human Resources Officer

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Independent Registered Public Accounting Firm